Exhibit 99.1
2, place de la Coupole
La Défense 692 400
Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s Board of Directors prepares draft resolutions for
May 12, 2006 Annual Meeting of Shareholders
Paris, March 14, 2006 : The Board of Directors of Total, chaired by Thierry Desmarest, met on March 14, 2005. The following resolutions*, among others, will be proposed to the shareholders at the May 12, 2006 Annual Meeting in Paris :
•	Approval of the consolidated accounts and parent company accounts for the year ended December 31, 2005.

•	Proposal to pay a cash dividend for 2005 of 6.48 € for each 10 € nominal value share, with the remaining balance of 3.48 € per share to be paid on May 18, 2006.

•	Re-election as directors for three-year terms of Mrs. Anne Lauvergeon, and Messrs. Daniel Bouton, Bertrand Collomb, Antoine Jeancourt-Galignani, Michel Pebereau, and Pierre Vaillaud.

•	Appointment as a director for a three-year term, of Christophe de Margerie, President of Exploration and Production for Total.

•	Approval of the operations linked to the establishment of Arkema as a company independent of Total :
•	The contribution by Total to Arkema of the Vinyl Products, Industrial Chemicals and Performance Polymers activities

•	The allocation of the Arkema shares to the Total shareholders on the basis of one share of Arkema for every ten shares of Total with a 10 € nominal value.

•	The Arkema shares will be quoted on Eurolist by Euronext.
The projected effective date for the spin-off is May 18, 2006. A draft prospectus describing the spin-off is being reviewed by the AMF and is expected to be available on the Total website in early April.

•	Proposal to split each the Company’s 10 € nominal value shares to create four shares with a nominal value of 2.5 € each. The split would be effective May 18, 2006.
The Board has reviewed the estimated subscriptions to the capital increase in shares reserved for employees offered in February 2006. This subscription will allow the percentage of shares held by Company employees to increase from 3.3% to 3.75% and will generate proceeds of about 460 million euros.

▪	The text of such resolutions will be published in the « BALO » on March 22, 2006 and will also be available on Total’s website (www.total.com).
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com

Christophe de Margerie
Member of Total’s Executive Committee
President Exploration and Production
Christophe de Margerie is a graduate of the Ecole Supérieure de Commerce, Paris. Born in 1951, he joined Total’s finance division in 1974 initially in the budget department and then as finance manager for the exploration and production subsidiaries before being appointed Group Treasurer in 1987. In May of 1990 he joined Total’s Trading and Middle East division where he was, successively Finance Director, then Vice-President for the Middle East, then President, Middle East before becoming Senior Vice-President for that division in March 1992 at which time he was appointed a member of Total’s Management Committee.
In June 1995 he was appointed President of Exploration and Production for TotalFina, and in March 2000 after the merger with Elf, he was appointed Senior Vice-President of Exploration and Production. In January 2002, he became President of Exploration and Production for TotalFinaElf (which became Total on May 6, 2003). He has been a member of the Group’s Executive Committee since May 1999.